[redacted]

06050593

UNITED STATES
IES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8- 47577

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/05 (MM/DD/YY) AND ENDING 06/30/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Victory Capital Advisers, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3435 Stelzer Road
(No. and Street)

Columbus (City) OH (State) 43219 (Zip Code)

SEC MAIL PROCESSING SECTION RECEIVED SEP 2 8 2006 WASH. D.C. 152

NAME AND TELEPHONE OF PERSON TO CONTACT IN REGARD TO THIS REPORT

J. Edward Pike 614-470-8280
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers
(Name – *if individual, state last, first, middle name)*

100 East Broad Street (Address) Columbus (City) OH (State) 43215 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
OCT 0 4 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant mu upported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Victory Capital Advisers, Inc.

(A wholly owned subsidiary of The BISYS Group, Inc.)

Financial Statements and
Supplementary Information
June 30, 2006

OATH OR AFFIRMATION

I, J. Edward Pike, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Victory Capital Advisers, Inc., as of June 30, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

DIANE R. WENDEL BAKER
Notary Public, State of Ohio
My Commission Expires 8-20-2011

NOTARIAL SEAL STATE OF OHIO

Signature

Financial and Operations Principal
Title

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanations, or the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between Audited and Unaudited Statement of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A Copy of the SIPC Supplemental Form.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Statement of Cash Flows.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
One North Wacker
Chicago IL 60606
Telephone (312) 298 2000
Facsimile (312) 298 2001

Report of Independent Auditors

To the Board of Directors and Stockholder of
Victory Capital Advisers, Inc.

In our opinion, the accompanying statement of financial condition and the related statements of operations, of changes in stockholder's equity and of cash flows present fairly, in all material respects, the financial position of Victory Capital Advisers, Inc. (a wholly owned subsidiary of The BISYS Group, Inc.) (the "Company") at June 30, 2006, and the results of its operations, changes in its stockholder's equity and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

The Company is a member of a group of affiliated companies and, as disclosed in the financial statements, has extensive transactions and relationships with its affiliates. Because of these relationships, it is possible that the terms of these transactions are not the same as those that would result from transactions among unrelated parties.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules on pages 9 and 10 are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

September 25, 2006

Victory Capital Advisers, Inc.
(A wholly owned subsidiary of The BISYS Group, Inc.)
Statement of Financial Condition
June 30, 2006

Assets		
Cash	$	1,306,800
Distribution fees receivable		443,809
Prepaid expenses		27,596
Other receivable		33,561
Total assets	$	1,811,766

Liabilities and Stockholder's Equity		
Liabilities		
Distribution fees payable	$	431,575
Accrued professional fees		35,000
Payable to affiliates		103,787
Other accrued expenses		17,043
Total liabilities		587,405
Stockholder's equity		
Common stock, $.01 par value; 1,000 shares authorized, 100 shares issued and outstanding		1
Capital in excess of par value		724,999
Retained earnings		499,361
Total stockholder's equity		1,224,361
Total liabilities and stockholder's equity	$	1,811,766

The accompanying notes are an integral part of these financial statements.

Victory Capital Advisers, Inc.
(A wholly owned subsidiary of The BISYS Group, Inc.)
Statement of Operations
Year Ended June 30, 2006

Revenues	
Distribution fees	$ 5,362,739
Commissions	155,610
Distribution platform fees	143,166
License and fees rebill	109,816
Total revenues	5,771,331
Expenses	
Distribution expense	5,198,020
Administrative service fee to affiliate	3,200
Professional fees	49,150
Other expenses	7,655
Licenses and fees	122,632
Intangibles tax	10,911
Total expenses	5,391,568
Income before income taxes	379,763
Income taxes	139,030
Net income	$ 240,733

The accompanying notes are an integral part of these financial statements.

Victory Capital Advisers, Inc.
(A wholly owned subsidiary of The BISYS Group, Inc.)
Statement of Changes in Stockholder's Equity
Year Ended June 30, 2006

	Common Stock	Capital in Excess of Par Value	Retained Earnings	Total Stockholder's Equity
Balances at June 30, 2005	$ 1	$ 724,999	$ 258,628	$ 983,628
Net income	-	-	240,733	240,733
Balances at June 30, 2006	$ 1	$ 724,999	$ 499,361	$ 1,224,361

The accompanying notes are an integral part of these financial statements.

Victory Capital Advisers, Inc.
(A wholly owned subsidiary of The BISYS Group, Inc.)
Statement of Cash Flows
Year Ended June 30, 2006

Cash flows from operating activities		
Net income	$	240,733
Adjustments to reconcile net income to net cash provided by operating activities		
Increase in distribution fees receivable		(31,946)
Decrease in prepaid expenses		13,323
Increase in other receivable		14,718
Increase in distribution fees payable		16,523
Increase in accrued professional fees		35,000
Increase in payable to affiliates		310,288
Increase in other accrued expenses		9,433
Net cash provided by operating activities		608,072
Net change in cash		608,072
Cash at beginning of year		698,728
Cash at end of year	$	1,306,800
Supplemental disclosures of cash flow information		
Cash paid during the year for income taxes	$	113,901

The accompanying notes are an integral part of these financial statements.

1. Organization

Victory Capital Advisers, Inc. (the "Company"), a Delaware corporation, is a wholly owned subsidiary of The BISYS Group, Inc. ("BISYS"). The Company is registered with the Securities and Exchange Commission ("SEC") as a broker-dealer and is a member of the National Association of Securities Dealers, Inc. ("NASD").

The Company serves as distributor and underwriter for the Victory Funds (the "Funds") and, as a result, substantially all the Company's revenues are earned from the Funds or from the sale of the Funds' shares.

2. Significant Accounting Policies

Cash

The Company maintains cash deposits in a bank which, from time to time, exceed the amount of deposit insurance available. Management periodically assesses the financial condition of the bank and believes that any potential credit loss is minimal.

Revenue Recognition

Distribution fees represent 12b-1 fees paid by the Funds pursuant to the Distribution Agreement (the "Agreement") between the Funds and the Company. Fees earned by the Company are principally determined based on average daily net assets of the Funds and are accrued monthly.

Investors in certain classes of the Funds' shares pay commissions to the Company for the purchase of those shares based on a percentage of the value of the shares purchased. The Company, in turn, pays commissions to the broker-dealers who originated the sales. Commission income is recorded net of commission expense such that net commission income represents commissions earned by the Company as selling broker dealer.

Distribution platform fees are fees earned from the Funds' investment advisor for providing ongoing management and oversight of distributor activities. These fees are billed and earned monthly. The fee includes a fixed amount plus a variable portion depending on the number of licensed representatives.

License and fees rebill represent payments made by the Funds' adviser to compensate the Company for certain expenses incurred. The expenses include NASD licensing and advertising review fees.

Distribution Expense

Distribution expense represents 12b-1 fees paid to other broker-dealers which originally sold the Funds' shares that generated the distribution fees pursuant to the Agreement.

Intangibles Tax

The intangibles tax represents a net worth based tax paid by dealers in intangibles in the state of Ohio.

Income Taxes
BISYS and its affiliates file a consolidated Federal income tax return that includes the Company. BISYS apportions Federal income tax expense or benefit among all the affiliates based on their taxable income or loss, using corporate statutory rates, adjusted for the effect of any temporary differences of the Company. There are no state income taxes associated with the Company.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Related Party Transactions

During the year ended June 30, 2006 pursuant to a formal management agreement, BISYS provided various services to the Company such as use of office facilities, equipment, personnel and other administrative services. BISYS charges the Company an administrative service fee for these services designed to cover the costs of providing such services. The administrative service fee would not necessarily be the same if an unrelated party provided these services to the Company.

4. Net Capital Requirement

As a registered broker-dealer engaged in the sale of redeemable shares of registered investment companies and certain other share accounts, the Company is subject to the SEC's Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and the ratio of aggregate indebtedness to net capital not exceed 15 to 1. At June 30, 2006, the Company had net capital of $1,163,204, which was $1,124,044 in excess of its minimum required net capital of $39,190. The Company's ratio of aggregate indebtedness to net capital at June 30, 2006 is 0.50 to 1.

5. Regulatory Compliance

The Company claims exemption under the exemptive provisions of SEC Rule 15c3-3 under Subparagraph (k)(1) – all customer transactions are limited to the sale and redemption of redeemable securities of registered investment companies and the Company does not handle customer funds.

6. Contracts

The Company has an Agreement with the Funds under which it provides distribution services. The Agreement continues in effect until terminated by either party. The Company receives commissions on sales of certain new Funds' shares and any 12b-1 fees or shareholder servicing fees paid by the Funds for shares sold which are still outstanding. The Company receives a percentage of net assets on sales of Funds' shares and any 12b-1 fees or shareholder servicing fees paid by the Funds.

The Company enters into sales agreements with various other broker-dealers related to the sale of the shares of the Funds. The Company pays these broker-dealers distribution expense (12b-1 fees, shareholder servicing fees or commissions) as outlined in their respective agreements.

The Company has a Distributor Services Agreement with the Funds' investment advisor for which the Company provides ongoing management and oversight of distributor activities. The revenue is realized as platform fees. The agreement contains a fixed monthly fee plus a variable portion depending on the number of licensed representatives for certain services. The Agreement continues in effect until terminated by either party.

Victory Capital Advisers, Inc.
(A wholly owned subsidiary of The BISYS Group, Inc.)
Supplemental Schedule – Computation of Net Capital Under Securities and Exchange Commission Rule 15c3-1
June 30, 2006

Total stockholder's equity from statement of financial condition		$ 1,224,361
Deductions for nonallowable assets		
Prepaid expenses	$ 27,596	
Other receivable	33,561	61,157
Net capital		1,163,204
Net capital requirement (greater of 6-2/3% of aggregate indebtedness or $25,000)		39,160
Excess net capital		$ 1,124,044
Total aggregate indebtedness		$ 587,405
Percentage of aggregate indebtedness to net capital		50%

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5

There are no material differences between the net capital as shown above and the corresponding computation prepared by the Company for inclusion in its unaudited amended Part IIA FOCUS Report filing as of June 30, 2006 that was filed on September 29, 2006.

The Company claims exemption under the exemptive provisions of Rule 15c3-3 under Subparagraph (k)(1)—all customer transactions are limited to the sale and redemption of redeemable securities of registered investment companies and the Company does not handle customer funds.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
One North Wacker
Chicago IL 60606
Telephone (312) 298 2000
Facsimile (312) 298 2001

Report of Independent Auditors on Internal Control
Pursuant to Securities and Exchange Commission Rule 17a-5

To the Board of Directors and Stockholder of
Victory Capital Advisers, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Victory Capital Advisers, Inc. (a wholly owned subsidiary of The BISYS Group, Inc.) (the "Company") for the year ended June 30, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g) in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has

PRICEWATERHOUSECOOPERS

responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2006 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

September 25, 2006